Securian Financial Group, Inc.                               [Securian Logo]
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

April 26, 2013

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

Re: Variable Annuity Account
    Minnesota Life Insurance Company
    File Numbers 333-140230 and 811-04294
    "Tandy" Representations

Ladies and Gentlemen:

In connection with the above-referenced filing, Variable Annuity Account (the "Registrant"), acknowledges that:

    . the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

    . staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

    . the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary R. Christensen
--------------------------------
Gary R. Christensen
Vice President and
General Counsel
Minnesota Life Insurance Company